SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For September 24, 2015

QIWI plc

12-14 Kennedy Ave.

Kennedy Business Centre, 2nd Floor, Office 203

1087 Nicosia Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Other Events

On September 23 2015, the Central Bank of Russia (the “CBR”) announced the results of the latest measures taken by the CBR to promote the quality and transparency of the kiosks market.

It is our understanding that CBR evaluates the oversight measures it implemented with the assistance of the largest Russian payment systems, including enhanced controls over special accounts that agents hold with their servicing banks, to be successful and that it will help to significantly increase the amount of funds going through the special accounts and overall transparency of the kiosk market.

As a payment system, QIWI works under the supervision of, and in cooperation with, the CBR. We welcome all regulatory initiatives that help to promote transparency and stability on the markets in which we operate, decreasing future regulatory uncertainty. We believe that we are fully compliant with the legislation regulating the usage of special accounts, and we are committed to providing any expertise and assistance required by the CBR.

Moreover, we strongly believe that QIWI will benefit from the increased transparency of the kiosks market, which we believe will help us grow our market share and strengthen our negotiating power.

Cautionary Statement on Forward Looking Statements

This report includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, expected market share growth. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, risks associated with competition, regulation, QIWI’s ability to grow physical and virtual distribution channels, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIWI PLC (Registrant)

Date: September 24, 2015	By:	/s/ Alexander Karavaev
Alexander Karavaev
Chief Financial Officer

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